EXHIBIT 99.2

DIRECTORS OF DEUTSCHE BANK AG

The name and citizenship of each director of Deutsche Bank AG are set forth below. The business address of each person listed below is Taunusanlage 12, 60325 Frankfurt am Main, Germany. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Board of Directors
Jürgen Hinrich Fitschen	Co-Chairman of the Management Board, Deutsche Bank AG	German
Anshuman Jain	Co-Chairman of the Management Board, Deutsche Bank AG	British
Stefan Krause	Member of the Management Board, Deutsche Bank AG	German
Dr. Stephan Leithner	Member of the Management Board, Deutsche Bank AG	Austrian
Stuart Wilson Lewis	Member of the Management Board, Deutsche Bank AG	British
Rainer Neske	Member of the Management Board, Deutsche Bank AG	German
Henry Joseph Ritchotte	Member of the Management Board, Deutsche Bank AG	American